December 18, 2013

Via EDGAR and Facsimile

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Global Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 1-32593

Dear Ms. Parker:

Global Partners LP (the “Registrant”) hereby acknowledges receipt of comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 16, 2013, relating to the Registrant’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).

We are working to prepare a response to the Comment Letter.  As discussed with Ms. Angie Kim of your office yesterday afternoon, in light of travel and vacation commitments of the senior staff of the Registrant, whose input is essential in preparing the Registrant’s response to the Comment Letter, the Registrant will be delayed in furnishing its response to the Staff.  The Registrant respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  The Registrant expects to file all responses required by the Comment Letter no later than Wednesday, January 8, 2014.

Sincerely,

/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President,
General Counsel and Secretary